                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April , 2002


                                  WAVECOM S.A.

                             12, boulevard Garibaldi
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes   No  X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

[WAVECOM LOGO]

                                                           FOR IMMEDIATE RELEASE

CONTACT:

WAVECOM                                    CITIGATE DEWE ROGERSON (U.S.)
Deborah Choate, Chief Financial Officer    Serena Vento/Nancy Campbell
deborah.choate@wavecom.fr                  serena.vento@citigatedr-ny.com
Phone: (33) 1-46-29-08-07                  Phone: (212) 688-6840


                      WAVECOM ANNOUNCES FIRST QUARTER 2002
                                     RESULTS

               o COMPANY REPORTS RECORD REVENUES OF 108.6 MILLION

                   o PRODUCT GROSS MARGIN INCREASES TO 26.7%;
              OPERATING INCOME INCREASES 40.9% OVER PRIOR QUARTER


Issy-les-Moulineaux, France - April 23, 2002 - Wavecom SA (Nasdaq: WVCM; Euronext Nouveau Marche: 7306), a leading developer of digital wireless standard modules (WISMO(R)) today announced operating results for the first quarter. All results are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

For the first quarter of 2002, Wavecom reported that total revenues rose 101% to EURO 108.6 million from EURO 54.0 million for the first quarter of 2001, and increased 3.1% from the EURO 105.3 million achieved in the fourth quarter of 2001. The rise in product revenues reflects continued strong sales into the Asian market and overall higher than expected demand for deliveries in March, despite the anticipated decrease in sales in February at the time of Chinese New Year. Sales of WISMO modules represented 89.7% of total revenues and modem sales accounted for 10.1%, with service revenues representing 0.2% of Q1 revenues.

Total product shipments reached a record 1.5 million units in the first quarter, up from 1.4 million in the previous quarter. Product backlog rose sharply to EURO 175 million at March 31, 2002, which was 35.7% higher than backlog of EURO 129 million at December 31, 2001. Due to the increase in demand, Wavecom has begun increasing its production capacity with its existing contract manufacturers in Europe. The Company's objective is to have a production capacity of 4 million units per quarter in place with these contract manufacturers by the third quarter of 2002. Wavecom also expects to add a third contract manufacturer, most likely located in Asia, during the second half of 2002.

"Our first quarter performance was better than we originally expected," said Michel Alard, Wavecom's chairman. "We saw strong demand for our products in all target markets from existing customers--such as TCL in China, which is experiencing sustained growth, and Sewon in South Korea--as well as new customers such as Handspring in the U.S."

Mr. Alard continued: "During the first quarter, we signed strategic contracts with several customers, including: GST, a subsidiary of the Sense Limited group (Hong Kong), to equip its new bilingual communicator; Cesscom (South Korea) for its new PDA communicator; Pretec (U.S.), for its new CompactGPRS card; iWOW (Singapore) for the launch of the first USB interface wireless modem; ASE Telecom (South Korea) for its new line of mobile phones; and Autoliv (Sweden) which recently has chosen the Wismo module as the technology solution to support the Volvo On Call telematic system. These design wins confirm that our new WISMO products (WISMO Quik and WISMO Pac) meet the changing needs of the wireless communications market and reflect our commitment to diversify and grow both our customer and geographic base."

First quarter revenues by geographic region were Asia Pacific, 75.1%; Europe, Middle-East and Africa, 15.6%; and North and South America, 9.3%. The Americas represented only 0.9% of revenues in Q4 2001, with Asia-Pacific representing 86.1% and Europe, Middle-East and Africa 13.0%.

The quarterly product revenue breakdown by sector was: Personal Communication Devices ("PCD", which includes mobile telephones and personal digital assistants), 82.5%; Machine to Machine ("M2M", formerly known as telemetry), 4.6%; Automotive, 2.0%; Mobile Computing (which includes portable PCs), 0.6%; and Distributors, 10.3%.

Product gross margin for the first quarter of 2002 was 26.7%, compared with 22.7% for the previous quarter and 15.2% for the first quarter last year. This improved performance reflects ongoing efforts to lower component and labor costs and continued gains in production efficiency, combined with a reduction in the average selling price for modules of less than 3% compared with the fourth quarter of 2001.

Operating expenditures for the first quarter of 2002 were EURO 21.7 million, versus EURO 12.0 million for the previous year's quarter and EURO 18.1 million for the fourth quarter of 2001. The increases are principally due to higher headcount in all departments and in all regions in order to support and promote the Company's growing volume of business. At March 31, 2002, total personnel numbered 640 compared with 580 at the end of 2001.

For the first quarter of 2002, Wavecom reported operating income of EURO 6.3 million, compared with a EURO 2.3 million loss during the same quarter a year ago, and representing an increase of 40.9% from operating income of EURO 4.5 million in the fourth quarter of 2001.

The Company reported net income of EURO 7.8 million for this year's first quarter, or EURO 0.53 per share (EURO 0.51 on a fully diluted basis), compared with a loss of EURO 1.5 million, or EURO 0.11 per share, for the first quarter of 2001. First quarter net income increased 25.9% compared with the fourth quarter 2001 net income of EURO 6.2 million, or EURO 0.42 per share (EURO
0.40 on a fully-diluted basis).

As of March 31, 2002, the Company had cash, cash equivalents and short-term investments of EURO 102 million, compared with EURO 132 million at December 31, 2001, mirroring the decrease in supplier accounts payable from EURO 111.9 million at December 31, 2001 to EURO 62.4 million at March 31, 2002.

ABOUT WAVECOM
A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS, CDMA and future 3G networks.

WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, personal digital assistants with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centers.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC) and San Diego (USA). Company revenues totaled
322.7 million euros in 2001 and 108.6 million in the three months ended March 31,2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marche) in France and on the NASDAQ National Market exchange in the U.S.

                                 WWW.WAVECOM.COM

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S PLANS OBJECTIVES, ESTIMATES AND GOALS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS," "BELIEVES" AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S BUSINESS IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING PROBABLE VARIABILITY IN THE COMPANY'S QUARTERLY OPERATING RESULTS, MANUFACTURING CAPACITY CONSTRAINTS, DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS, VARIABILITY IN PRODUCTION YIELDS, DEPENDENCE ON THIRD PARTIES, CURRENCY RATE CHANGES AND RISKS ASSOCIATED WITH MANAGING GROWTH. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DESCRIBED IN MORE DETAIL IN THE COMPANY'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY ANY OF THESE FORWARD-LOOKING STATEMENTS.

                            -Financial Tables Follow-

                                  WAVECOM S.A.

          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per share data)

               PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED
                             ACCOUNTING PRINCIPLES.

                                                                  THREE MONTHS ENDED MARCH 31,

                                                               2001           2002           2002
                                                           -----------    -----------    -----------
                                                                Euro           Euro           USD
Revenues :
   Product sales                                                51,239        108,357         94,455
   Technology development and other services                     2,785            262            228
                                                           -----------    -----------    -----------
                                                                54,024        108,619         94,683
Cost of revenues :
   Product sales                                                43,469         79,457         69,263
   Technology development and other services                       849          1,130            985
                                                           -----------    -----------    -----------
                                                                44,318         80,587         70,248
                                                           -----------    -----------    -----------
Gross profit                                                     9,706         28,032         24,435
Operating expenses :
   Research and development                                      6,167         12,672         11,046
   Sales and marketing                                           2,696          3,906          3,405
   General and administrative                                    2,653          4,735          4,127
   Amortization of goodwill                                         66           --             --
   Amortization of deferred stock-based compensation               431            428            373
                                                           -----------    -----------    -----------
      Total operating expenses                                  12,013         21,741         18,951
                                                           -----------    -----------    -----------
Operating income (loss)                                         (2,307)         6,291          5,484
Interest income, net                                             1,067            529            461
Foreign exchange gain (loss)                                      (823)           285            248
                                                           -----------    -----------    -----------
                                                                   244            814            709
                                                           -----------    -----------    -----------
Income (loss) before minority interests and income taxes        (2,063)         7,105          6,193
Minority interests                                                (118)            (7)            (6)
                                                           -----------    -----------    -----------
Income (loss) before income taxes                               (1,945)         7,112          6,199
Income tax expense (benefit)                                      (399)          (690)          (601)
                                                           -----------    -----------    -----------
Net income (loss)                                               (1,546)         7,802          6,800
                                                           ===========    ===========    ===========
Basic net income (loss) per share                                (0.11)          0.53           0.46
                                                           ===========    ===========    ===========
Diluted net income (loss) per share                              (0.11)          0.51           0.44
                                                           ===========    ===========    ===========
Number of shares used for computing :
   - basic net income (loss) per share                      14,692,300     14,841,415     14,841,415
   - diluted net income (loss) per share                    14,692,300     15,444,491     15,444,491

                                  WAVECOM S.A.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        (in thousands, except share data)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                             AT DECEMBER     AT MARCH 31,
                                                                                 31,     --------------------
                                                                                2001        2002         2002
                                                                             --------    --------    --------
                                                                               Euro        Euro         USD
                                      ASSETS

Current assets :
   Cash and cash equivalents                                                  128,972      98,398      85,774
   Short-term investments                                                       3,008       3,144       2,741
   Accounts receivable, net                                                    46,219      69,519      60,600
   Inventory, net                                                              13,858       7,537       6,570
   Value added tax recoverable                                                 22,251       3,401       2,965
   Prepaid expenses and other current assets                                   12,720       6,880       5,997
                                                                             --------    --------    --------
      Total current assets                                                    227,028     188,879     164,647
   Property and equipment, net                                                 15,666      17,325      15,102
   Goodwill, net                                                                5,716       5,791       5,048
   Long-term investments                                                        3,476       3,501       3,052
   Other assets                                                                 8,061       9,457       8,244
                                                                             --------    --------    --------
      Total assets                                                            259,947     224,953     196,093
                                                                             ========    ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Accounts payable                                                           111,926      62,435      54,426
   Accrued compensation                                                         5,755       4,833       4,213
   Other accrued expenses                                                      15,525      22,253      19,398
   Current portion of loans                                                       488          82          72
   Current portion of capitalized lease obligations                               201         161         140
   Deferred revenue and advances received from customers                        2,648       2,970       2,589
   Other liabilities                                                              521         542         473
                                                                             --------    --------    --------
      Total current liabilities                                               137,064      93,276      81,311

Long-term portion of capitalized lease obligations                                228         229         200
Other long-term liabilities                                                       410         223         194
                                                                             --------    --------    --------
      Total long-term liabilities                                                 638         452         394

Minority interests                                                                361         354         309

Shareholders' equity :
Shares, Euro 1 nominal value, 14 869 857  shares issued and outstanding at
   March 31, 2002 (14 810 614 at December 31, 2001)                            14,811      14,870      12,962
Additional paid-in capital                                                    135,013     135,137     117,799
Deferred compensation                                                          (2,990)     (2,401)     (2,093)
Retained earnings (deficit)                                                   (25,673)    (17,872)    (15,579)
Cumulative translation adjustment                                                 723       1,137         990
                                                                             --------    --------    --------
      Total shareholders' equity                                              121,884     130,871     114,079
                                                                             --------    --------    --------
      Total liabilities and shareholders' equity                              259,947     224,953     196,093
                                                                             ========    ========    ========

                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                           THREE MONTHS ENDED MARCH31,
                                                                       ---------------------------------

                                                                         2001        2002         2002
                                                                       --------    --------    --------
                                                                         Euro        Euro         USD
Cash flows from operating activities :
Net income (loss)                                                        (1,546)      7,802       6,801
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
   Depreciation and amortization of property and equipment                1,090       1,591       1,387
   Amortization of goodwill                                                  66        --          --
   Amortization of deferred stock-based compensation                        431         428         373
   Minority interests                                                      (115)         (7)         (6)
   Net increase (decrease) in cash from working capital items               141     (37,278)    (32,495)
                                                                       --------    --------    --------
          Net cash provided (used) by operating activities                   67     (27,464)    (23,940)
                                                                       --------    --------    --------
   Cash flows from investing activities :
      Final payment on Arguin acquisition                                   462        --          --
      Disposal (acquisition) of short-term investments                   23,910        (137)       (119)
      Acquisition of long term investments                                 --           (26)        (23)
      Purchases of property and equipment                                (2,400)     (3,209)     (2,797)
                                                                       --------    --------    --------
          Net cash provided (used) by investing activities               21,972      (3,372)     (2,939)
                                                                       --------    --------    --------
Cash flows from financing activities :
   Net increase in overdrafts and lines of credit                           442        --          --
   Repayment of loans                                                      --          (406)       (354)
   Principal payments on capital lease obligations                         (255)        (81)        (71)
   Exercise of stock options and founders' warrants                          51         183         160
                                                                       --------    --------    --------
          Net cash provided (used) by financing activities                  238        (304)       (265)
Effect of exchange rate changes on cash and cash equivalents              2,252         566         493
                                                                       --------    --------    --------
Net increase (decrease) in cash and cash equivalents                     24,529     (30,574)    (26,651)
Cash and cash equivalents, beginning of period                           69,224     128,972     112,425
                                                                       --------    --------    --------
Cash and cash equivalents, end of period                                 93,753      98,398      85,774
                                                                       ========    ========    ========